U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               FORM 12b-25

                      NOTIFICATION OF LATE FILING



                                                            SEC FILE NUMBER
                                                                33-38051

                                                              CUSIP NUMBER
                                                                   N/A


                                (Check One):

     [X] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K
     [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:   October 31, 1997

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period  Ended:

     Read  Attached  Instruction Sheet  Before  Preparing Form.  Please
     Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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     Part I - Registrant Information
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          Full Name of Registrant       SF Services, Inc.
          Former Name if Applicable

          Address of Principal Executive Office (Street and Number)
                    120 Main Street
               City, State and Zip Code
                    North Little Rock, Arkansas  72114

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     Part II - Rules 12b-25(b) and (c)
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     If the  subject report  could  not be  filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]  (a)  The reasons described  in reasonable detail in Part  III
               of   this  form   could   not   be  eliminated   without
               unreasonable effort or expense;

     [X]  (b)  The   subject   annual   report,   semi-annual   report,
               transition report on Form 10-K,  Form 20-F, 11-K or Form
               N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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     Part III - Narrative
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     State  below in  reasonable detail the  reasons why  Form 10-K and
     Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      Registrant currently is in negotiations with its primary lender, CoBank, seeking CoBank's waiver of cetain loan covenants. Registrant is unable to provide audited financials for its Annual Report on Form 10-K for the fiscal year ended October 31, 1997 until these matters are resolved. Registrant does represent, however, that its Annual Report on Form 10-K for the fiscal year ended October 31, 1997 will be filed on or before the fifteenth calendar day following the prescribed due date of January 29, 1998 for such Form 10-K.

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     Part IV - Other Information
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          (1)  Name  and  telephone number  of  person  to  contact  in regard to this notification

           John A. Gaston                501                945-2371
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               (Name)                 (Area Code)     (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X]  Yes  [ ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X]  Yes  [ ]  No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a decrease in income from operations of approximately $5.2 million as compared to the prior year period. This decrease is primarily due to the estimated closing cost of ten company-owned retail stores ($1.4 million), bad debt write-off ($3.9 million), and restructuring charges which include the write-off of certain assets ($877,000), and severance pay ($345,000).


                             SF Services, Inc.
                (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  January 27, 1998                 By  /s/ John A. Gaston
                                               ------------------------
                                               John A. Gaston
                                               Senior Vice President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).